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                              April 28, 2023

       Brady Ericson
       President and Chief Executive Officer
       PHINIA Inc.
       3000 University Drive
       Auburn Hills, Michigan 48326

                                                        Re: PHINIA Inc.
                                                            Draft Registration
Statement on Form 10
                                                            Submitted April 3,
2023
                                                            CIK No. 0001968915

       Dear Brady Ericson:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Draft Registration Statement on Form 10 submitted April 3, 2023

       Questions and Answers about the Spin-Off, page iv

   1. Please revise your Q&A to discuss the material consequences to stockholders if Borg
                                                        Warner waives any
conditions and proceeds with the spin-off.
   2. Please revise your Q&A to address any material changes in stockholder rights between the existing BorgWarner
common stock and your common stock. If none, please include an affirmative statement
to that effect.
       Cautionary Statements for Forward-Looking Information, page 32

   3. Please note that the safe harbor for forward-looking statements provided by the Private
                                                        Securities Litigation
Reform Act of 1995 applies to issuers that are subject to the reporting requirements of Section
13(a) or Section 15(d) of the Securities Exchange Act of 1934 at
 Brady Ericson
FirstName   LastNameBrady Ericson
PHINIA Inc.
Comapany
April       NamePHINIA Inc.
       28, 2023
April 228, 2023 Page 2
Page
FirstName LastName
         the time the statements are made. Please revise to remove the implication that the statements made in your registration statement are within the protection of the Private
         Securities Litigation Reform Act of 1995.
Reasons for the Spin-Off, page 34

4. Please revise your disclosure to discuss the potential benefits and negative factors with equal prominence. In this regard, we note that currently you provide a separate bullet point for each of the potential benefits, but you include the negative effects in the first full paragraph on page 35.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 61

5. We note throughout your discussion and analysis of the results of operations for 2022 vs.
         2021 starting on page 61 that you attribute the changes in each financial statement line item to numerous causal factors. Please revise your MD&A to provide a more detailed and granular discussion that would provide greater transparency into the material components and potential variability of your selling, general, and administrative expenses
         (SG&A), research and development expenses (R&D), and other income (expense). For example, you should identify each financial statement line item and where you have multiple components your disclosures should:
             identify and quantify each individually significant component of SG&A and R&D;
             quantify the change in each respective component during each period; and
             discuss the reasons for the increases or decreases in the specific dollar amounts for each of the components identified.
Liquidity and Capital Resources, page 66

6. You disclose on page F-26 that you have arrangements with various financial institutions to sell eligible trade receivables from certain customers. If material, please expand your liquidity and capital resource disclosure to discuss the impact of your factoring arrangements on your liquidity position during each reported period and disclose any related known risks and trends.
Management, page 76

7. Please describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with the company's supply chain, suppliers/service providers.
Material U.S. Federal Income Tax Consequences of the Spin-Off, page 114

8. We note the statement in the letter to shareholders that the transaction "is intended to"
         qualify as a tax-free spin-off. Please revise this section to provide disclosure explaining the facts or circumstances resulting in this uncertainty and the degree of uncertainty.
 Brady Ericson
PHINIA Inc.
April 28, 2023
Page 3
9. We note that it is a condition to the spin-off that BorgWarner receive a tax opinion that the spin-off will qualify as a tax-free reorganization. Please revise this section to disclose whether this condition can be waived and, if so, how you will notify shareholders of the waiver of this condition.
Combined Statement of Operations, page F-5

10. We note your line item selling, general and administrative expenses which includes research and development costs. Tell us your consideration for reflecting research and development costs separately on the face of your statement of operations given that it represents a significant portion of your SG&A expenses as well as the emphasis of R&D activities in your document.
Note 1 - Summary of Significant Accounting Policies
Joint ventures and equity securities, page F-12

11. We note your disclosure that you have a 52.5% non-controlling interest in Delphi-TVS
      Diesel Systems Ltd. Please explain and expand your disclosure to provide the basis for applying the equity method to this investment. Include the significant terms of your arrangement with reference to the applicable accounting guidance and the reasons why you believe you do not have a controlling financial interest in it.
General

12. Please file all of your exhibits that are to be filed by amendment as soon as practicable.
      We will need adequate time to review and, if necessary, comment upon your disclosure regarding them.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact SiSi Cheng at 202-551-5004 or Melissa Gilmore at 202-551-3777 if
you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Jay Ingram at 202-551-3397 with any other questions.



                                                            Sincerely,
FirstName LastNameBrady Ericson
                                                            Division of
Corporation Finance
Comapany NamePHINIA Inc.
                                                            Office of
Manufacturing
April 28, 2023 Page 3
cc:       Patrick G. Quick
FirstName LastName